FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of October 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐	No ☒

SIGNATURE

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.
Date: October 8, 2003

	By:	/s/ Stephen Juge Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus Launches GemConnect Device Manager

Automatic Handset Configuration to Smooth Advanced Mobile Services

Introduction

Luxembourg and ITU Telecom World 2003, Geneva, 8 October 2003, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, announces the launch of GemConnect Device Manager, a new solution for the automatic configuration of advanced mobile services (WAP, MMS and GPRS). This solution is designed to ease service set-up and subsequent discovery by the end-user, whatever handset they are using.

Customers will no longer have to go through the complicated set-up processes for phones, which are becoming more like mini-computers. Automatic device detection offers substantial benefits for operators by reducing lengthy calls to their customer care centres from users who are unsure how to use their phones’ advanced features. This can save up to €15 per call.

Handset configuration is a key challenge for next generation wireless services

Over the next 18 months, it is estimated that 25% of overall ARPU will be generated from mobile data services (Generic ARPU Model, Mobile Internet). In order to reach this objective, operators need to ease the customer’s new mobile experience, by taking the hassle out of finding and accessing data services via their phone. They need to ensure that handsets in the field, which they often subsidize, are being used to their full potential in order to ensure good return on investment.

Automate the set-up process and reduce the cost of customer care

GemConnect Device Manager is a solution that downloads the necessary parameters for service access and use into the handset. When combined with SIM card technology, Gemplus is able to take the solution into the hands of the end-user thanks to the SIM’s strategic position as the only operator-controlled element that stays with the customer. GemConnect Device Manager automatically detects handset functionalities or roaming situations and then triggers the new parameter download, ensuring continuity of service. Once carried out, this solution can even propose new services supported by the replacement handset.

Emmanuel Walckenaer, VP Applications Business Line, Gemplus, said “This application was designed to break down one of the key barriers against mass use of advanced services. Operators have noticed that even the customers with advanced handsets are still only using a small proportion of their capabilities as they are put off by complicated service set-ups. GemConnect Device Manager overcomes this by automating the process, which in turn reduces the burden on the customer service center.”

Keeping the operator in the driving seat

The SIM is recognised by the main GSM standards bodies (ETSI, 3GPP, OMA) as a stronghold for service parameters. It brings a high level of security, regardless of the handset. Therefore, operators can take better advantage of the SIM to open up the data service world to their end-users. With GemConnect Device Manager, Gemplus gives operators a key role in solving the complex issue of new mobile service roll-out and promotion, by helping them get more out of an existing, simple and robust piece of their network: the SIM

To see a demonstration of GemConnect Device Manager, visit the Gemplus stand no. 7097, Hall 7 at ITU Telecom World 2003, Geneva.

Notes to the Editor:

1 – Gemplus is present for cards and Over The Air technology in several launches of 3G networks and has over 60 installed platforms worldwide.

2 – This solution is readily available.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source 2002: Gartner-Dataquest, Frost & Sullivan, Datamonitor.) It has the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Identity, WLAN, Pay-TV, e-government, access control, and a wealth of other applications.

Gemplus’ revenue in 2002 was 787 million Euros.
www.gemplus.com

©2003 Gemplus. All rights reserved. Gemplus, GemConnect and the Gemplus logo are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

For more information, please contact:

Jane Strachey Gemplus Telecom PR	Tel: +33 (0) 442364661 Mobile: +33 (0) 676493593 jane.strachey@gemplus.com

Vanessa Clarke Edelman PR	Tel: +44 (0) 20 7344 1349 Mobile : +44 (0) 7730 989698 vanessa.clarke@edelman.com